AGENCY AGREEMENT

Dated: March 9, 2018

FV Pharma Inc.	Century Financial Capital Group Inc.
15-75 Bayly Street West, Suite 356	82 Richmond Street East
Ajax, Ontario L1S 7L7	Toronto, Ontario M5C 1P1

Attention: Thomas Fairfull	Attention: Yaron Conforti

Dear Sirs:

Re:	Issue of Subscription Receipts

First Republic Capital Corporation (the “Agent”) understands that FV Pharma Inc. (the “Corporation”) proposes to issue and sell a minimum of 155,555,556 subscription receipts and a maximum of 377,777,778 subscription receipts of the Corporation (the “Subscription Receipts”) pursuant to this Agreement. The Agent understands that the Corporation and Century Financial Capital Group Inc. (“Century”) have entered into the Business Combination Agreement (as defined herein) in connection with the Business Combination (as defined herein).

Subject to the terms and conditions hereof, the Agent agrees to act as, and the Corporation appoints the Agent as, the exclusive agent of the Corporation to offer, on a best-efforts agency basis, minimum of 155,555,556 Subscription Receipts and a maximum of 377,777,778 Subscription Receipts, at price of $0.09 per Subscription Receipt for aggregate gross proceeds of a minimum of $14,000,000 and a maximum of $34,000,000 (the “Offering”). The Corporation acknowledges that the Agent shall be under no obligation to purchase any of the Subscription Receipts. The Agent shall be entitled in connection with the Offering to retain as sub-agent other registered securities dealers and may receive (for delivery to the Corporation at the Closing Time (as defined herein) subscriptions for Subscription Receipts from Subscribers (as defined herein) from other registered dealers. The fees payable to such sub-agents shall be for the account of the Agent.

Each Subscription Receipt will entitle the holder to acquire one FV Class B Share (as defined herein) at no additional cost and without any further action by the holder, on the terms set out herein and in the Subscription Receipt Agreement (as defined herein). At the effective time of the Amalgamation (as defined herein), the FV Class B Shares will be exchanged for Century Class B Shares (as defined herein) based on an exchange ratio of one FV Class B Share for one Century Class B Share. Subject to the terms of the Subscription Receipt Agreement, the aggregate subscription price for the Subscription Receipts will be held in trust by the Subscription Receipt Agent (as defined herein) and will be invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) or otherwise as is provided in the Subscription Receipt Agreement and, together with any accrued interest, will be paid to the Corporation by the Subscription Receipt Agent pursuant to the terms of such Subscription Receipt Agreement upon the Escrow Release Conditions being satisfied; provided, however, that if the Amalgamation does not occur by the Deadline (as defined herein) then holders of Subscription Receipts shall receive an amount equal to the full subscription price therefor and their pro rata share of any accrued interest in such amount, all as more particularly described in Section 2 hereof.

Furthermore, the Agent shall have the right of first refusal to act as lead agent, lead advisor, lead finder or lead book runner, as applicable, on certain future financings and other transactions as more particularly described herein.

In consideration for its services hereunder, including the ancillary service of advising on the terms and conditions of the offering of Subscription Receipts, the Agent shall be entitled to the fee provided for in Section 10. That fee shall be payable in accordance with the provisions of Section 9.

The following are the terms and conditions of this Agreement:

1. In this Agreement:

(a) “ACMPR Licence” has the meaning given to that term in Section 6(kk) of this Agreement;

(b) “Agent’s Compensation” has the meaning ascribed thereto in Section 10;

(c) “Agent’s counsel” means Garfinkle Biderman LLP;

(d) “Agent’s Expenses” has the meaning ascribed thereto in Section 11;

(e) “Alternative Transaction” has the meaning ascribed thereto in Section 24;

(f) “Amalgamation” means the amalgamation of the Corporation and Amalgamation Entity by way of a “three-cornered amalgamation” with Century pursuant to Section 174 of the OBCA;

(g) “Amalgamation Agreement” means the amalgamation agreement dated as of March 8, 2018, among the Corporation, Amalgamation Entity and Century ;

(h) “Amalgamation Entity” means 2620756 Ontario Inc., a corporation incorporated under the OBCA, a wholly owned subsidiary of Century which will amalgamate with the Corporation pursuant to the Amalgamation;

(i) “Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, or guidelines, the terms and conditions of any Authorizations, including any judicial or administrative interpretation thereof, of any Governmental Authority;

(j) “Applicable Securities Laws” means all applicable corporate, securities and other laws, rules, regulations, notices and policies;

(k) “Authorizations” means any current and active regulatory licences, approvals, permits, approvals, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Authority under Applicable Laws including the ACMPR Licence;

(l) “Broker Warrant Shares” has the meaning ascribed thereto in Section 10

(m) “Broker Warrants” has the meaning ascribed thereto in Section 10;

(n) “Business Combination” has the meaning ascribed thereto in the Business Combination Agreement;

(o) “Business Combination Agreement” means the Business Combination Agreement of the Corporation and Century dated March 9, 2018 relating to the Business Combination, including the schedules thereto, and includes any addendum, amendment or instrument supplementary or auxiliary thereto;

(p) “Business Day” means a day which is not Saturday, Sunday or a legal holiday in Toronto, Ontario;

(q) “Century’s counsel” means McMillan LLP;

(r) “Century Class A Shares” means the Class A Multiple Voting Shares in the capital of Century, where each such Class A Multiple Voting Share shall entitle the holder thereof to 276,660 votes;

(s) “Century Class B Shares” means the Class B Subordinate Voting Shares in the capital of Century, where each such Class B Subordinate Voting Share shall entitle the holder thereof to one (1) vote;

(t) “Century Engagement Agreement” means the letter agreement between Century and the Agent dated November 30, 2017, as amended on December 18, 2017;

(u) “Century Shares” means, collectively, the Century Class A Shares and the Century Class B Shares;

(v) “Century Financial Statements” means, collectively, (i) the audited comparative financial statements of Century as at and for the year ended August 31, 2017; and (ii) the unaudited interim financial statements for the period ended November 30, 2017, and the respective management’s discussion and analysis related thereto;

(w) “Closing Date” means the date or dates on which the Offering closes as the Agent, the Corporation and Century may agree upon, it being agreed that the Offering may close in one or more tranches;

(x) “Closing Time” means 3 p.m. (Toronto time), or such other time on the Closing Date as the Agent, the Corporation and Century may agree in writing;

(y) “Corporation’s counsel” means Bennet Jones LLP;

(z) “Corporation’s Financial Statements” means, collectively, (i) the audited comparative consolidated financial statements of the Corporation as at and for the year ended December 31, 2016, and the respective management discussion and analysis related thereto; and (ii) the unaudited condensed interim financial statements of the Corporation for the nine month periods ended September 30, 2017, and the respective management discussion and analysis related thereto;

(aa) “Deadline” has the meaning ascribed thereto in subparagraph 2(a) hereof;

(bb) “distribution” means “distribution” or “distribution to the public”, as the case may be, as defined under the Applicable Securities Laws of the Selling Jurisdictions; and “distribute” has a corresponding meaning;

(cc) “Documents” means, collectively:

(i) the Corporation’s Financial Statements;

(ii) the Century Financial Statements; and

(iii) the Pro-Forma Financial Statements;

and shall include any financial statements of the Corporation or Century, management’s discussion and analysis of the financial condition and results of operations of the Corporation or Century and any material change report filed by or on behalf of the Corporation or Century on SEDAR after the date hereof and on or prior to the Closing Date and, if the Offering closes in one or more tranches, the Closing Date of the last tranche;

(dd) “Due Diligence Session” has the meaning ascribed thereto in subparagraph 4(g) hereof;

(ee) “Effective Date” means the date that the Irrevocable Direction is provided to the Subscription Receipt Agent;

(ff) “Escrow Release Conditions” has the meaning ascribed thereto in Section 2 hereof;

(gg) “Exchange” means the Canadian Securities Exchange;

(hh) “Fortius” means Fortius Research and Trading Corp., a corporation incorporated under the laws of the Province of Ontario;

(ii) “Fortius Warrants” means the 40,000,000 share purchase warrants of the Corporation issued to Fortius, exercisable into an equivalent number of FV Class B Shares at a price of $0.022 per share;

(jj) “FV Class A Shares” means the Class “A” Common Voting Shares in the capital of the Corporation;

(kk) “FV Class B Shares” means the Class “B” Common Non-Voting Shares in the capital of the Corporation;

(ll) “FV Engagement Agreement” means the letter agreement between the Corporation and the Agent dated September 7, 2017;

(mm) “FV Finder Warrants” means the 31,354,218 share purchase warrants of the Corporation, exercisable into an equivalent number of FV class B Shares at a price of $0.038 per share;

(nn) “FV Options” means the stock options to purchase 69,000,000 FV Class B Shares granted to the Corporations’ directors, officers, employees, contractors and other eligible persons;

(oo) “FV Shares” means, collectively, the FV Class A Shares and the FV Class B Shares;

(pp) “FV Warrants” means, collectively, the Fortius Warrants and the FV Finder Warrants;

(qq) “Governmental Authority” means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, including Health Canada;

(rr) “Indemnified Persons” means the Agent, directors, officers, shareholders and employees of the Agent, agents of the Agent and affiliates of the Agent;

(ss) “Intellectual Property” means all of the following which is currently owned by or licensed for use to the Company (i) all trade or brand names, business names, trademarks, service marks, copyrights to any original works of authorship, patents, licences, industrial designs, and other industrial or intellectual property of any nature in any form whatsoever recognized in any jurisdiction throughout the world; and (ii) inventions, discoveries, developments, concepts, ideas, improvements, processes and methods, know-how, trade secrets, confidential information, systems, procedures, computer software, designs whether or not patentable or registrable, anywhere in the world;

(tt) “Irrevocable Direction” has the meaning ascribed thereto in the Subscription Receipt Agreement;

(uu) IFRS” means International Financial Reporting Standards;

(vv) “Material Adverse Change” means any change, event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Corporation, provided that in no event shall any event or change resulting from or arising in connection with any of the following constitute a Material Adverse Change:

a) any change in Canadian generally accepted accounting principles;

b) the adoption, proposal, implementation or change in applicable law or any interpretation thereof;

c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national, regional or global financial or capital markets and which does not have a materially disproportionate effect on a person;

d) any change affecting the industry in which FV Pharma operates which does not have a materially disproportionate effect on FV Pharma;

e) any natural disaster; or

f) the execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby.

(ww) “misrepresentation”, “material change” and “material fact” shall have the respective meanings ascribed thereto under the Applicable Securities Laws of the Selling Jurisdictions;

(xx) “OBCA” means the Business Corporations Act (Ontario), as amended, including all regulations promulgated thereunder;

(yy) “Offering” shall have the meaning set forth on the first page of this Agreement;

(zz) “Pro-Forma Financial Statements” means the pro-forma consolidated statement of financial position of Century as at November 30, 2017;

(aaa) “Public Record” means all information filed by or on behalf of Century or the Corporation, as the case may be, with the Securities Commissions or the Exchange via SEDAR or otherwise, including, without limitation, the Documents and any other information filed with any Securities Commission or the Exchange in compliance, or intended compliance, with any Applicable Securities Laws;

(bbb) “Refund Date” means the date upon which a Refund Event occurs;

(ccc) “Refund Event” has the meaning ascribed thereto in subparagraph 2(b) hereof;

(ddd) “Refund Right” has the meaning ascribed thereto in subparagraph 2(b) hereof;

(eee) “Responses” has the meaning ascribed thereto in subparagraph 4(g) hereof;

(fff) “Securities” means, collectively, the Subscription Receipts and the underlying FV Class B Shares and the Century Class B Shares;

(ggg) “Securities Commissions” means the securities commissions or similar regulatory authorities in the Selling Jurisdictions and “Securities Commission” means any one of them;

(hhh) “SEDAR” means the System for Electronic Document Analysis and Retrieval;

(iii) “Selling Dealer Group” means the dealers and brokers, other than the Agent, who participate in the offer and sale of the Subscription Receipts pursuant to this Agreement;

(jjj) “Selling Jurisdictions” means each of the provinces and territories of Canada, and such other foreign jurisdictions in which there are Subscribers and which are mutually agreed upon by the Agent and the Corporation;

(kkk) “Subject Entity” means any entity engaging in activities related to the cultivation, distribution or possession of marijuana in the United States;

(lll) “Subscriber” means any person who executes a Subscription Agreement which is accepted by the Corporation;

(mmm) “Subscription Agreements” means the agreements to be entered into between each Subscriber and the Corporation in respect of the Subscriber’s subscription for Subscription Receipts;

(nnn) “Subscription Receipt Agent” means Garfinkle Biderman LLP;

(ooo) “Subscription Receipt Agreement” has the meaning ascribed thereto in Section 2 hereof; and

(ppp) “Subsidiary” means a subsidiary in respect of the Corporation or Century, as the case may be, within the meaning of the OBCA.

2. The Corporation agrees that the Subscription Receipts shall be duly and validly created and issued pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) to be entered into among the Corporation, the Agent and the Subscription Receipt Agent. Subject to the (i) the completion, satisfaction or waiver of all conditions precedent to the Business Combination Agreement and the Business Combination, other than the release of the Escrowed Proceeds (as defined in the Subscription Receipt Agreement) and such other procedural conditions as are customarily fulfilled immediately prior to the closing of a transaction of the same nature as the Business Combination (ii) neither the Corporation nor Century shall be in material breach or material default of any of their respective covenants or obligations under the Subscription Receipt Agreement or this Agreement, as applicable, except for those breaches or defaults that have been waived by the Agent or the Subscription Receipt Agent, as applicable, and all material conditions set out in such agreements shall have been fulfilled, which shall all be confirmed to be true in a certificate of a senior officer of the Corporation and Century ; (iii) the Agent being satisfied, acting reasonably, that (A) immediately upon completion of the Amalgamation the Century Class B Shares will be issued as freely tradable securities and not be subject to a four month hold period under National Instrument 45-102 (subject to customary exceptions for control distributions); and (B) the Agent (or as it may direct) has been or will be issued the Broker Warrants in a form satisfactory to the Agent (acting reasonably); (iv) the receipt of all required court, shareholder and regulatory approvals required for the Business Combination, including the conditional approval of the Exchange accepting the listing of the Century Class B Shares; and (v) delivery of the Irrevocable Direction by the Deadline (collectively (i) through (v), inclusive, the “Escrow Release Conditions”) and subject to the terms and conditions of the Subscription Receipt Agreement, each Subscription Receipt will automatically be exchanged and converted on the Effective Date and without any further action on the part of the holder, into one FV Class B Share, which FV Class B Shares will be, at the effective time of the Amalgamation, exchanged for Century Class B Shares based on an exchange ratio of one FV Class B Share for one Century Class B Share, and on the Effective Date the subscription amount of $0.09 in respect of each Subscription Receipt will, together with any accrued interest, be released and will be applied and paid to the Corporation (subject to netting of the Agent’s Compensation and the Agent’s Expenses as provided for herein) as the aggregate subscription amount for the FV Class B Shares issuable pursuant to each Subscription Receipt, as directed in the Irrevocable Direction.

The Subscription Receipt Agreement shall provide, among other things, that:

(a) upon closing of the sale of the Subscription Receipts all proceeds from the sale of the Subscription Receipts (the “Escrowed Funds”) shall be deposited with the Subscription Receipt Agent pursuant to the terms of the Subscription Receipt Agreement. The Escrowed Funds will only be released upon receipt, on or prior to March 31, 2018, as hereby extended by the Agent and the Corporation by two months to May 31, 2018 (the “Deadline”), by the Subscription Receipt Agent, of the Irrevocable Direction. In connection with execution by the Agent of the Irrevocable Direction, the parties agree that the Agent may request that, on or about the Effective Date, each of the Corporation and Century certify in writing to the Agent that, among other things, there has been no Material Adverse Change in the business and affairs of the Corporation and Century, respectively, which certificate will generally conform, in the case of the Corporation, to the form set out in Section 8(b) hereof, and in the case of Century, to the form set out in Section 8(c) hereof, and will otherwise be in a form acceptable to the parties hereto, acting reasonably. The Subscription Receipt Agreement shall provide that the Subscription Receipt Agent shall forthwith deliver the Escrowed Funds in accordance with the Irrevocable Direction; and

(b) if at or prior to the Deadline, the Escrow Release Conditions are not satisfied, the Business Combination is terminated in accordance with the terms of the Business Combination Agreement at any earlier time, the Subscription Receipt Agent has not received the Irrevocable Direction or the Corporation has provided notice to the Subscription Receipt Agent and the Agent that it does not intend to proceed with the Business Combination (each being referred to herein as a “Refund Event”), the Corporation shall, as soon as practicable thereafter, notify the Agent and the Subscription Receipt Agent thereof and the Corporation shall issue a press release setting forth the date (the “Refund Date”) the Refund Right (as defined in the Subscription Receipt Agreement) will be satisfied. If the Corporation fails to forthwith advise the Subscription Receipt Agent of the Refund Event, the Agent may do so. At 5:00 p.m. (Toronto time) on the Refund Date, the persons who are registered owners of Subscription Receipts, shall cease to be entitled to all rights attaching thereto with the exception of the Refund Right. The amount to be paid to each registered owner of Subscription Receipts pursuant to the Refund Right shall be satisfied out of the Escrowed Funds and shall include any accrued or earned interest thereon (less applicable withholding tax, if any).

The Subscription Receipt Agreement shall otherwise be in such form and contain such terms as shall be approved by the Agent and the Agent’s counsel, by Century and Century’s counsel and by the Corporation and its counsel, each acting reasonably.

3. The Corporation agrees:

(a) the subscription funds received from the issuance of the Subscription Receipts will, subject to the terms and conditions of this Agreement and the Subscription Agreements, be deposited with the Subscription Receipt Agent at the Closing Time in accordance with Section 2 hereof; and

(b) as soon as reasonably possible, and in any event by the Closing Date, to take such reasonable steps as may be necessary to enable the Subscription Receipts to be offered for sale and sold on a private placement basis in the Selling Jurisdictions through the Agent or any other investment dealers or brokers registered in any of the Selling Jurisdictions by way of exemptions from the prospectus and registration requirements of Applicable Securities Laws of the Selling Jurisdictions as contemplated hereby.

4. Each of the Corporation and Century severally agree:

(a) that during the period commencing on the date hereof and ending on the earlier of the Effective Date and the Refund Date, the relevant party, being the Corporation or Century, as the case may be, will promptly inform the Agent of the full particulars of:

(i) any material change (actual, anticipated or threatened) in its assets, liabilities (absolute, accrued, contingent or otherwise), business, operations, capital or condition (financial or otherwise);

(ii) any change in any material fact contained or referred to in the Documents or any part of the Public Record relating to it or in any information regarding it previously provided to the Agent by it in writing which has not otherwise been disclosed in writing to the Agent;

(iii) the occurrence of a material fact or event which, in any such case, is, or may be, of such a nature as to: (A) render any of the Documents or any other part of the Public Record untrue, false or misleading in a material respect; (B) result in a misrepresentation in any of the Documents or any other part of the Public Record; or (C) result in any of the Documents or any other part of the Public Record not complying with Applicable Securities Laws in each instance as it applies to it; or

(iv) the discovery of any misrepresentation in the Documents, or any part of the Public Record relating to it or any information provided to the Agent by it;

provided that if the Corporation or Century, as the case may be, is uncertain as to whether a material change, change in any material fact, occurrence or event of the nature referred to in this subsection has occurred, the Corporation or Century, as applicable, shall promptly inform the Agent of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Agent as to whether the occurrence is of such nature;

(b) that during the period commencing on the date hereof and ending on the earlier of the Effective Date and the Refund Date, each of the Corporation and Century, as applicable, will promptly inform the Agent of the full particulars of:

(i) any request of any Securities Commission or other securities commission or similar regulatory authority received by it for any amendment to any of the Documents or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or other securities commission or similar regulatory authority, the Exchange or by any other competent authority of any order to cease or suspend trading of any of its securities or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by it of any communication from any Securities Commission or other securities commission or similar regulatory authority, the Exchange or any other competent authority relating to any of the Documents or any other part of the Public Record or the distribution of any of the Securities, provided such communications would reasonably be considered material to the Agent’s understanding or evaluation of the merits or the mechanics of the Offering or the Business Combination;

(c) that during the period commencing on the date hereof and ending on the earlier of the Effective Date and the Refund Date, it will promptly provide to the Agent, for review by the Agent and the Agent’s counsel, prior to filing or issuance of any proposed disclosure document which is or may be deemed to be part of or become part of the Public Record (other than any post-closing filings required in connection with the Business Combination), including without limitation any press release, financial statement, annual information form, material change report, business acquisition report, information circular or press release;

(d) that it will promptly comply, to the reasonable satisfaction of the Agent and the Agent’s counsel, with Applicable Securities Laws of the Selling Jurisdictions with respect to any material change, change in any material fact, occurrence or event of the nature referred to in Section 4(a) or 4(b) and of which it is aware and it will prepare and file promptly at the Agent’s request, acting reasonably, any amendment to any of the Documents or any other part of the Public Record which in the Agent’s opinion may be necessary or advisable and the Corporation or Century (as applicable) shall consult with the Agent with respect to the form and content of any amendment to any of the Documents or any other part of the Public Record proposed to be filed by it and shall not file any such amendment without the prior review and approval thereof by the Agent, acting reasonably;

(e) that Century will use its commercially reasonable efforts to obtain, prior to the Closing Time, all necessary approvals of the Exchange for the listing of the Century Class B Shares, subject only to filing of required documents and will comply with all requirements of the Exchange in connection with the issuance and listing of the Century Class B Shares, including filing of all necessary documentation in accordance with the requirements of the Exchange;

(f) that all written or oral opinions, advice and materials provided by the Agent to the Corporation or Century in connection with the Offering provided for in this Agreement are intended solely for the benefit and internal use of the Corporation and Century, and each of the Corporation and Century agrees that no such opinion, advice or material shall be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public reference to the Agent be made by it without the prior written consent of the Agent in each specific instance. The Agent expressly disclaims any liability or responsibility to the Corporation or Century or any affiliate thereof, their respective management and boards of directors, or any other party, including without limitation, any past, present, or future holder of any securities of the Corporation or Century, as the case may be, by reason of unauthorized use, publication, distribution or reference to any oral or written opinions or advice or materials provided by the Agent or any unauthorized reference to the Agent (or any of them) or the engagement of the Agent hereunder;

(g) to allow the Agent, prior to the Closing Time and during the period from the date hereof until the earlier of the Effective Date and the Refund Date, to conduct all due diligence which the Agent may reasonably require in order to: (i) confirm the Public Record is accurate, complete and current in all material respects; and (ii) fulfill the Agent’s obligations as registrants. Without limiting the generality of the foregoing, each of the Corporation and Century shall make available its directors, and senior management and shall use its commercially reasonable efforts to cause its auditors to answer any questions which the Agent may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (collectively, the “Due Diligence Session”). The Agent shall distribute a list of written questions to be answered in advance of such Due Diligence Session and each of the Corporation and Century shall provide written responses (the “Responses”) to such questions and shall use its commercially reasonable efforts to have its auditors provide written responses to such questions in advance of the Due Diligence Session;

(h) that the Corporation will file all necessary forms and reports in connection with the issuance of the Securities hereunder with the appropriate Securities Commissions and other regulatory authorities;

(i) that it will use its commercially reasonable efforts to complete the Business Combination as soon as reasonably possible after the Closing Date and will promptly advise the Agent, in writing, of any material or unexpected delay in respect thereof;

(j) that Century will, on or prior to the Effective Date, use its commercially reasonable efforts to deliver or cause to be delivered to the Agent and Agent’s counsel:

(i) evidence that all necessary approvals of third parties (in connection with the Amalgamation and/or the Business Combination) have been received, other than final approval of the Exchange; and

(ii) any other documents requested by the Agent, acting reasonably, including evidence of all necessary approvals, including without limitation, the conditional approval of the Exchange for the Business Combination and such other documentation as is reasonably contemplated by Section 2 hereof;

(k) that except (i) in respect of the granting of stock options or issuing securities issuable upon the exercise of stock options, (ii) the issuance of the Securities, (iii) the securities to be issued by Century pursuant to the Amalgamation Agreement, or (iv) to satisfy existing instruments or securities outstanding as at the date of this Agreement, that neither the Corporation nor Century, as the case may be, will from the date hereof until that date that is 120 days following the Closing Date, or if the Offering closes in one or more tranches, the Closing Date of the last tranche, offer, or announce the offering of, or enter into or make any agreement or understanding, or announce the making or entry into of any agreement or understanding, to issue, sell or exchange any FV Shares or Century Shares or securities exchangeable or convertible into FV Shares or Century Shares without the prior written consent of the Agent, not to be unreasonably withheld; and

(l) Corporation will use its commercially reasonable best efforts to duly, punctually and faithfully perform all the obligations to be performed by it and all of its covenants and agreements, under and pursuant to the Subscription Agreements.

5. The Agent covenants and agrees with the Corporation that it will:

(a) conduct its activities in connection with the proposed offer and sale of the Subscription Receipts in compliance with all Applicable Securities Laws of the Selling Jurisdictions;

(b) not solicit subscriptions for Subscription Receipts, trade in or otherwise do any act in furtherance of a trade of Subscription Receipts outside of the Selling Jurisdictions except upon mutual agreement of the Agent, Century and the Corporation and only if such solicitation, trade or act is in compliance with Applicable Securities Laws in such jurisdiction and does not: (i) obligate the Corporation or Century to take any action to qualify any of its securities or any trade of any of its securities; (ii) obligate the Corporation or Century to establish or maintain any office or director or officer in such jurisdiction; (iii) subject the Corporation or Century to any reporting or other requirement in such jurisdiction; or (iv) require the Corporation or Century to execute a general consent to services of process or register to do business in such jurisdiction;

(c) obtain from each Subscriber an executed Subscription Agreement and all applicable forms required under Applicable Securities Laws of the Selling Jurisdictions or requirements of stock exchanges, including the Exchange, and supplied to the Agent by the Corporation for completion in connection with the distribution of the Subscription Receipts; and

(d) not advertise the proposed offering or sale of the Subscription Receipts in printed media of general and regular paid circulation, radio or television or telecommunications (including electronic display) nor provide or make available to prospective purchasers of Subscription Receipts any document or material which would constitute an offering memorandum as defined under Applicable Securities Laws of the Selling Jurisdictions.

6. The Corporation represents and warrants (and, where applicable, covenants) to the Agent and acknowledges that the Agent is relying upon such representations and warranties (and, where applicable, covenants) as follows:

(a) the Corporation has been duly organized and is valid and existing under the laws of the Province of Ontario and has all requisite corporate power and authority to carry on its business as now conducted and proposed to be conducted;

(b) the Corporation has no subsidiaries, it is not “affiliated” with or a “holding corporation” of any other body corporate (within the meaning of those terms in the OBCA), nor is it a partner of any partnerships or limited partnerships;

(c) it has full corporate power and authority to issue the Subscription Receipts, the underlying FV Class B Shares, the Broker Warrants and the underlying Broker Warrant Shares, and such securities have been duly and validly authorized, allotted and reserved for issuance and the FV Class B Shares comprising part of and underlying the Subscription Receipts and Broker Warrants will, on the respective date of issue and assuming compliance with the terms of the Subscription Receipts and Broker Warrants, be validly issued as fully paid and non-assessable FV Class B Shares;

(d) the Corporation has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of the Corporation as now conducted and as contemplated to be conducted (except where the failure to so conduct its business or to hold such licences, registrations or qualifications would not, individually or in the aggregate, have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Corporation or its properties or assets), all such licences, registrations or qualifications are valid and existing and in good standing (except where the lack of such valid or existing license would not have any material adverse effect on the business of the Corporation) and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation as now conducted or as proposed to be conducted, and the Corporation is not aware of any legislation, regulation, rule or lawful requirements presently in force or proposed to be brought into force which the Corporation anticipates the Corporation will be unable to comply with without materially adversely affecting the Corporation;

(e) the Corporation is not in violation of any material requirement of its constating documents or in default of the performance or observance of any material obligation, agreement, covenant or condition contained in any contract (including the Business Combination Agreement, the Subscription Agreements or the Subscription Receipt Agreement), indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, or any judgment, decree, order, statute, rule or regulation applicable to it, which default or breach might reasonably be expected to have a Material Adverse Effect;

(f) it has full corporate power and authority to enter into this Agreement, the Subscription Agreements, the Subscription Receipt Agreement and the Business Combination Agreement and to perform its obligations set out herein and therein, and this Agreement and the Business Combination Agreement have been and the Subscription Agreements and the Subscription Receipt Agreement will, on the Closing Date, be duly authorized, executed and delivered by the Corporation, and this Agreement and the Business Combination Agreement is, and the Subscription Agreements and the Subscription Receipt Agreement will, on the Closing Date, be legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms, subject to:

(i) the enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors’ rights;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the enforceability of any provision exculpating a party from liability or duty otherwise owed by it may be limited under applicable law;

(iv) the enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(v) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments;

(vi) rights to indemnity and contribution hereunder may be limited under applicable law; and

(vii) the enforceability may be limited by applicable laws regarding limitation of actions;

(g) there has not been any material adverse change in the assets, liabilities or obligations (absolute, contingent or otherwise) of the Corporation from the position set forth in the Corporation’s Financial Statements; and since September 30, 2017 there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation;

(h) the Corporation’s Financial Statements, fairly present, in accordance with IFRS, consistently applied, the financial position and condition of the Corporation at the dates thereof and the results of the operations of the Corporation for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof which are required to be disclosed in accordance with IFRS;

(i) there are no material actions, suits, proceedings or inquiries (including, to the Corporation’s knowledge, pending or threatened) against or affecting the Corporation at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which has or may have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Corporation (or its properties or assets);

(j) except as disclosed to the Agent in writing, the Corporation is not a party to or bound by any agreement of guarantee, indemnification or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person;

(k) the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding;

(l) no officer, director, employee or any other person not dealing at arm’s length with the Corporation or, to the Corporation’s knowledge, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee or any other encumbrances or claims of any nature whatsoever which are based on the Corporation’s future revenues;

(m) except as disclosed in the Financial Statements, since December 31, 2016, the Corporation has not (i) to the best of its knowledge after due inquiry, incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise); or (ii) entered into any transaction, which is or may be material to the Corporation and which is not in the ordinary course of business;

(n) the authorized capital of the Corporation consists of an unlimited number of FV Class A Shares and FV Class B Shares, of which 15,000 FV Class A Shares and 776,486,361 FV Class B Shares are duly and validly issued and outstanding as fully paid and non- assessable as at the date hereof;

(o) other than: (i) FV Warrants to purchase an aggregate of 31,354,218 FV Class B Shares (ii) FV Options to purchase an aggregate of 69,000,000 FV Class B Shares; and (iii) Fortius Warrants to purchase an aggregate of 40,000,000 FV Class B Shares, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Corporation or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of the Corporation;

(p) the Corporation has duly and on a timely basis, subject to standard extensions, filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation and to the best of the knowledge, information and belief of the Corporation there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(q) the minute books of the Corporation are true and correct and are complete in all material respects as at the date hereof, except where such incompleteness would not have a material adverse effect on the Corporation;

(r) other than as provided for in this Agreement or the FV Engagement Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the transactions contemplated herein;

(s) to the Corporation’s knowledge, no insider of the Corporation has a present intention to sell, other than in connection with the Business Combination, any securities of the Corporation held by it;

(t) none of the directors, officers or principal shareholders of the Corporation (or such shareholders’ respective principals) is or has been subject to prior regulatory, criminal or bankruptcy proceedings;

(u) the Corporation owns, or holds valid and enforceable licenses or agreements entitling it to use all Intellectual Property, free of all encumbrances and third party claims, such Intellectual Property is valid and in good standing and the rights of the Corporation therein are sufficient to permit the Corporation to conduct its business as now conducted and proposed to be conducted, all licenses or agreements which are material to the Corporation related to such Intellectual Property are in good standing and have not been breached by the Corporation and no other person owns or has been granted any interest in or right to use all or any portion of such Intellectual Property;

(v) each of the leases pursuant to which the Corporation occupy any premises are in good standing and in full force and effect, and the Corporation is not in breach of any material covenants, conditions or obligations contained therein;

(w) the Corporation is not a party to any contracts of employment which may not be terminated on one month’s notice or less or which provide for payments occurring on a change of control;

(x) the Corporation is not a “reporting issuer” in any jurisdiction and none of the Securities Commissions, the Exchange nor any other securities commission, stock exchange, or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Corporation;

(y) the Responses prepared and delivered by the Corporation and its directors and officers to the Agent at the Due Diligence Session held or to be held are or will be true and correct where they relate to matters of fact and the Corporation and its directors and officers have responded or will respond in as thorough and complete a fashion as is practical. Where the responses reflect the opinion or view of the Corporation and its directors or officers, such opinions or views are honestly held at the time they are given. Where any response incorporates estimates, projections or forward looking information, such information is inherently subject to risk and inconsistencies which cannot be warranted;

(z) there has not been any material disagreement with the Corporation’s auditors;

(aa) the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that transactions are recorded as necessary to facilitate preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(bb) the Corporation has its properties and assets insured against loss or damage by insurable hazards or risks on a replacement cost basis. Such insurance coverage is of a type and in an amount typical to the business in which the Corporation operates as conducted by a reasonably prudent person based on the advice of reputable insurance brokers consulted by such person. In the last twelve months the Corporation has not made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. The Corporation does not have any reason to believe that it will not be able to renew the existing insurance coverage of the Corporation as and when such coverage expires or obtain similar coverage from similar insurers as may be necessary to continue with its businesses at a cost that would not have a material adverse effect on the Corporation;

(cc) the representations and warranties of the Corporation in the Business Combination Agreement are true and correct in all material respects as at the date thereof and the Corporation shall comply with all of the covenants and agreements made by it in such agreement;

(dd) to the best of its knowledge, no event has occurred or condition exists which will prevent the Business Combination from being completed prior to 5:00 p.m. (Toronto time) on or prior to the Deadline;

(ee) the Corporation believes it has conducted commercially reasonable due diligence activities in respect of Century and in connection with the completion of the Business Combination;

(ff) no material work stoppage, strike, lock-out, labour disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Corporation currently exists or, to the knowledge of the Corporation, is imminent or pending and the Corporation is in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours;

(gg) the Corporation is not a party to any collective bargaining agreements with unionized employees. To the knowledge of the Corporation, no action has been taken or is being contemplated to organize or unionize any other employees of the Corporation;

(hh) all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Corporation in connection with its business is being conducted in accordance with best industry practices and in compliance, in all material respects, with all applicable industry, laboratory safety, management and training standards, all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects;

(ii) the Corporation has provided the Agent with copies of all material documents and correspondence relating to the licence issued pursuant to the Access to Cannabis for Medical Purposes Regulations (the “ACMPR Licence”) to the Corporation. The Corporation is in compliance with the terms and conditions of all such ACMPR Licence and all other licences required in connection with its business and the Corporation does not anticipate any variations or difficulties in renewing such ACMPR Licence or any other required licence or permit. The Offering (including the proposed use of proceeds of the Offering) will not have any adverse impact on the ACMPR Licence or require the Corporation to obtain any new licence under the Access to Cannabis for Medical Purposes Regulations;

(jj) the Corporation has not received any notice or communication from any customer or Health Canada alleging a defect or claim in respect of any products supplied or sold by the Corporation to a customer and, to the Corporation’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Corporation in respect of any products supplied or sold by the Corporation;

(kk) the Corporation is an approved licensed producer in the medical cannabis industry and all operations of the Corporation have been and continue to be conducted in accordance with sound industry practices and in material compliance with all Applicable Laws, including all ethical standards applicable to the Corporation’s industry and promulgated by Health Canada. The Corporation has obtained and is in material compliance with all Authorizations to permit the Corporation it conduct its business as currently conducted. All of the Authorizations issued to date are valid and in full force and effect and the Corporation has not received any correspondence or notice from any Governmental Authority alleging or asserting material non-compliance with any Applicable Laws or Authorizations. The Corporation has not received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. The Corporation is not conducting, nor does its business involve, any “marijuana-related activities” in the United States within the meaning of CSA Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities or, to the knowledge of the Corporation: (i) direct or indirect ownership of, or investment in, any Subject Entity; (ii) commercial interests or arrangements with any Subject Entity that is similar in substance to ownership of, or investment in, any Subject Entity; (iii) provision of services or products that are specifically designed for, or targeted at, any Subject Entity; or (iv) commercial interests or arrangements with entities engaging in the business activities described in clause (iii).

It is further agreed by the Corporation that all representations and warranties contained in this Section 6 made by the Corporation to the Agent shall also be deemed to be made for the benefit of the Subscribers as if the Subscribers were also parties hereto for such purpose.

7. Century represents and warrants (and, where applicable, covenants) to the Agent and acknowledges that the Agent is relying upon such representations and warranties (and, where applicable, covenants), as follows:

(a) it has been duly incorporated and organized and is validly existing under the laws of the jurisdiction of its incorporation and has all requisite capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(b) to the best of Century’s knowledge, Century has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, orders and directions and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to Century of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of Century, as now conducted and as presently proposed to be conducted except where the failure to so conduct its business or to hold such licences, registrations or qualification would not have a material adverse effect on Century, and all such licenses, registrations and qualifications are valid and existing and in good standing;

(c) it will have full corporate power and authority to issue the Century Class B Shares issuable in exchange for the FV Class B Shares underlying the Subscription Receipts and Broker Warrants and such Century Class B Shares will, prior to the Effective Date, be duly and validly authorized, allotted and reserved for issuance and will, on the date of issue in accordance with the terms of the Amalgamation Agreement, and the certificates representing Broker Warrants be validly issued as fully paid and non-assessable Century Class B Shares;

(d) Century is not in violation of any material requirement of its constating documents or in default of the performance or observance of any material obligation, agreement, covenant or condition contained in any contract (including the Business Combination Agreement), indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, or any judgment, decree, order, statute, rule or regulation applicable to it, which default or breach might reasonably be expected to have a material adverse effect;

(e) it has full corporate power and authority to enter into this Agreement and the Business Combination Agreement and to perform its obligations set out herein and therein, and this Agreement and the Business Combination Agreement have been duly authorized, executed and delivered by Century, and this Agreement and the Business Combination Agreement are legal, valid and binding obligations of Century enforceable against Century in accordance with their respective terms, subject to:

(i) the enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors’ rights;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the enforceability of any provision exculpating a party from liability or duty otherwise owed by it may be limited under applicable law;

(iv) the enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(v) the equitable or statutory powers of the courts in Canada have jurisdiction to stay proceedings before them and the execution of judgments;

(vi) rights to indemnity and contribution hereunder may be limited under applicable law; and

(vii) the enforceability may be limited by applicable laws regarding limitation of actions;

(f) there has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Century from the position set forth in the Century Financial Statements and since the date of the Century Financial Statements, there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Century which have not been disclosed in the Public Record;

(g) the Century Financial Statements fairly present, in accordance with IFRS, consistently applied, the financial position and condition of Century at the dates thereof and the results of the operations of Century for the periods then ended;

(h) there are no actions, suits, proceedings or inquiries, against or affecting Century at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which has or may have a material adverse effect or may affect the distribution of the Century Class B Shares and, to Century’s knowledge, no such actions, suits, proceedings or inquiries are pending or threatened;

(i) Century is not a party to or bound by any agreement of guarantee, indemnification or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person;

(j) it has no loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with Century that are currently outstanding;

(k) other than in respect of the Business Combination, since the date of the Century Financial Statements, Century has not, to the best of its knowledge after due inquiry, incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Century and which is not in the ordinary course of business;

(l) no officer, director, employee or any other person not dealing at arm’s length with Century or, to Century’s knowledge, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee or any other encumbrances or claims of any nature whatsoever which are based on Century’s future revenues;

(m) the information and statements set forth in the Public Record, as such relate to Century, are true, correct and complete in all material respects and do not contain any misrepresentation, as of the respective dates of such information or statements;

(n) the authorized capital of Century consists of an unlimited number of common shares, an unlimited number of Class A Preference Shares and an unlimited number of Class B Preference Shares, of which 54,320,708 common shares, nil Class A Preference Shares and nil Class B Preference Shares are currently issued and outstanding;

(o) other than (i) 3,749,999 broker warrants issued to the Agent at an exercise price of $0.06 per share and expiring on January 4, 2020, and 750,000 stock options exercisable into an equivalent number of common shares; and (ii) pursuant to the provisions of this Agreement and the Amalgamation Agreement; no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of Century or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of Century;

(p) other than as provided for in this Agreement or the Century Engagement Agreement, Century has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the transactions contemplated herein;

(q) to Century’s knowledge, none of the directors or officers of Century is or has been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere;

(r) Century is a “reporting issuer” or has equivalent status in each of the provinces of Ontario and Nova Scotia within the meaning of the Applicable Securities Laws in such provinces and is not in material default of any requirement in relation thereto;

(s) Heritage Transfer Agency Inc., at its principal office in the city of Toronto is the duly appointment registrar and transfer agent of and with respect to the Century Class B Shares;

(t) none of the Securities Commissions, the Exchange nor any other securities commission, stock exchange, or similar regulatory authority has issued any outstanding order preventing or suspending trading of any securities and assuming the truth of the representations and warranties of the Subscribers in the Subscription Agreements, Century entitled to avail itself of the applicable prospectus exemptions available under the Applicable Securities Laws of the Selling Jurisdictions in respect of the trades in the Securities to Subscribers as contemplated by this Agreement;

(u) the Responses prepared and delivered by Century and its directors and officers to the Agent at the Due Diligence Session held or to be held are or will be true and correct where they relate to matters of fact and Century and its directors and officers have responded or will respond in as thorough and complete a fashion as is practical. Where the responses reflect the opinion or view of Century and its directors or officers, such opinions or views are honestly held at the time they are given. Where any responses incorporate estimates, projections or forward looking information, such information is inherently subject to risk and inconsistencies which cannot be warranted;

(v) the representations and warranties of Century in the Business Combination Agreement are true and correct in all material respects, as of the Closing Date and Century shall comply in all material respects with all of the covenants and agreements made by it in the Business Combination Agreement;

(w) there has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 of the Canadian Securities Administrators) with Century’s auditors; and

(x) other than as disclosed in the Public Record, there are currently no material contracts or agreements which contain, create or may create any material obligation in respect of Century or from which it derives or could derive any material benefit or which are required by Century to carry on its business as now conducted by it or as is now proposed to be carried on by it.

It is further agreed by Century that all representations and warranties contained in this Section 7 made by Century to the Agent shall also be deemed to be made for the benefit of the Subscribers as if the Subscribers were also parties hereto for such purpose.

8. The obligations of the Agent hereunder shall be conditional upon the Agent receiving on the Closing Date:

(a) legal opinions of the Corporation’s counsel and Century’s counsel addressed to the Agent and the Subscribers in form and substance satisfactory to the Agent, acting reasonably, relating to the offering, issuance and sale of the Subscription Receipts, including, without limitation, standard corporate and enforceability opinions relating to the Corporation, and including compliance with Applicable Securities Laws of the Selling Jurisdictions, in any way connected with the offering, issuance, sale and delivery of the Securities as the Agent may reasonably request;

It is understood that the Corporation’s counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the jurisdiction of residence of such counsel and on certificates of officers of the Corporation, Century and the transfer agent of the Century Class B Shares;

(b) a certificate of the Corporation dated the Closing Date, addressed to the Agent and the Subscribers and signed on the Corporation’s behalf by its President and Chief Financial Officer or such other officers or directors of the Corporation (in such capacity and not in such officer’s or director’s personal capacity) satisfactory to the Agent, acting reasonably, certifying that:

(i) the Corporation has complied with and satisfied all material terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation set forth in this Agreement and the Subscription Agreements are true and correct in all material respects at the Closing Time, as if made at such time;

(iii) to the knowledge of the Corporation, no event of a nature referred to in Section 13(a), (b), (d) or (e) of this Agreement has occurred as it relates to the Corporation since the date of this Agreement or to the knowledge of such officer is pending, contemplated or threatened;

(iv) each of the Corporation and, to its knowledge, Century has made and/or obtained, on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation or Century, as the case may be, is a party or by which it is bound, required for the execution and delivery of this Agreement, the offering and sale of the Subscription Receipts in the Selling Jurisdictions and the consummation of the other transactions contemplated hereby, including the issuance of the securities underlying the Subscription Receipts (subject to completion of filings with certain regulatory authorities following the Closing Time); and

(v) the representations and warranties of the Corporation in the Business Combination Agreement are true and correct as of the Closing Date, and the Corporation is not in breach of any of its covenants in the Business Combination Agreement, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation;

and the Agent shall have no knowledge to the contrary;

(c) a certificate of Century dated the Closing Date, addressed to the Agent and signed on Century’s behalf by its Chief Executive Officer or such other officer of Century (in such capacity and not in such officer’s personal capacity), satisfactory to the Agent, acting reasonably, certifying that:

(i) Century has complied with and satisfied all material terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) to the knowledge of Century, no event of a nature referred to in Section 13(a), (b), (d) or (e) of this Agreement has occurred as it relates to Century since the date of this Agreement or to the knowledge of such officer is pending, contemplated or threatened;

(iii) Century has made and/or obtained, on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which it is a party or by which it is bound, required for the execution and delivery of this Agreement and the consummation of the other transactions contemplated hereby (subject to the issuance of the final bulletin by the Exchange and completion of filings with certain regulatory authorities following the Closing Time); and

(iv) the representations and warranties of Century in this Agreement are true and correct as of the Closing Date and Century is not in breach of any of its covenants in this Agreement, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), or results of operations of Century ;

and the Agent shall have no knowledge to the contrary;

(d) executed copies of all Subscription Agreements accepted by the Corporation, each in form and substance satisfactory to the Agent and the Agent’s counsel, acting reasonably;

(e) executed copies of the Subscription Receipt Agreement, each in form and substance satisfactory to the Agent and Agent’s counsel, acting reasonably; and

(f) definitive certificates representing, in the aggregate, all of the Subscription Receipts issued on the Closing Date registered in such name or names as the Agent shall notify the Corporation in writing not less than forty-eight (48) hours prior to the Closing Time.

The foregoing conditions are for the sole benefit of the Agent and may be waived in whole or in part by the Agent at any time and without limitation, and if not satisfied or waived, the Agent shall have the right, on behalf of potential subscribers, to withdraw all Subscription Agreements delivered and not previously withdrawn or rescinded by such persons. If any of the foregoing conditions are not met, the Agent may terminate its obligations under this Agreement without prejudice to any other remedies it may have.

9. The issue and sale of the Subscription Receipts shall be completed at the Closing Time at the offices of the Corporation’s counsel in Toronto, Ontario or at such other place as the Corporation and the Agent may agree and, subject to the conditions set forth in Section 8, the Agent, on Closing Date, shall deliver:

(a) to the Corporation, all completed Subscription Agreements, including all appendices, schedules and exhibits thereto;

(b) to the Corporation, any other forms required under Applicable Securities Laws of the Selling Jurisdictions or the Exchange; and

(c) to the Subscription Receipt Agent, a wire or wires aggregating an amount equal to the gross proceeds of the sale of the Subscription Receipts;

against delivery by the Corporation of:

(d) definitive certificates representing, in the aggregate, all of the Subscription Receipts in respect of which subscriptions shall have been delivered to and accepted by the Corporation, registered as directed in the Subscription Agreements;

(e) definitive certificates representing the Broker Warrants issuable on the Closing Date registered in such name or names as the Agent shall notify the Corporation in writing not less than twenty-four (24) hours prior to the Closing Time; and

(f) such further documentation as may be contemplated by this Agreement or that may reasonably be requested by Agent’s counsel.

The Corporation covenants and agrees to issue up to 377,777,778 Subscription Receipts and the Corporation may not reject any properly completed Subscription Agreement unless the number of Subscription Receipts subscribed for pursuant to all Subscription Agreements and tendered by the Agent, exceeds the maximum number of 377,777,778 Subscription Receipts to be sold under this Agreement or unless the issuance of the Subscription Receipts pursuant to any Subscription Agreement cannot be completed in accordance with Applicable Securities Laws and without the request for registration in the U.S. or for a prospectus in Canada.

10. In consideration for the services of the Agent hereunder, the Corporation agrees to pay the Agent on the Effective Date (A) a corporate finance fee equal to two percent (2%) of the gross proceeds from the sale of all the Subscription Receipts sold pursuant to the Offering; (B) a sales commission equal to seven percent (7%) of the gross proceeds from the sale of all the Subscription Receipts sold pursuant to the Offering (collectively with the corporate finance fee, the “Agent’s Compensation”); (C) that number of corporate finance broker warrants equal to 2% of the aggregate number of Subscription Receipts issued under the Offering; and (D) that number of selling compensation warrants (collectively with the corporate finance warrants, the “Broker Warrants”) equal to seven percent (7%) of the aggregate number of Subscription Receipts issued under the Offering. Each Broker Warrant shall entitle the holder thereof to acquire one FV Class B Share at $0.09 per FV Class B Share (the “Broker Warrant Shares”) for a period of 48 months from the date of the issue.

11. Whether or not the transactions contemplated herein shall be completed, all reasonable costs incurred by the Agent including travel expenses and other expenses associated with marketing the Subscription Receipts and/or the Offering and all fees of Agent’s counsel (collectively, the “Agent’s Expenses”) will be borne by the Corporation. The Agent’s Expenses will be paid upon receipt of the Agent’s statement of expenses (i) by the Corporation at Closing; or (ii) by the Corporation upon termination of the Agreement.

12. All representations, warranties, covenants, terms and conditions of this Agreement shall be construed as conditions, and any material breach or failure to comply with any such representation, warranty, covenant, term or condition shall entitle the Agent to terminate its obligation to distribute the Subscription Receipts by written notice to that effect given to the Corporation and Century prior to the Closing Date. The Agent may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Agent only if the same is in writing.

13. The Agent may terminate its obligations hereunder, without any liability on the Agent’s part, by written notice to the Corporation and Century, in the event that after the date hereof and at or prior to the Closing Time:

(a) other than in connection with the Business Combination, any order to cease or suspend trading in any securities of the Corporation or Century, or prohibiting or restricting the distribution of any of the Securities is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or Century or any of their respective directors or senior officers is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or by any other competent authority, or there is any change of law, regulation or policy or the interpretation or administration thereof which, in the opinion of the Agent, acting reasonably, materially adversely affects, or may materially adversely affect, the Corporation or Century or the trading or distribution of the Securities;

(c) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation or any other occurrence of any nature whatsoever which in the opinion of the Agent, acting reasonably, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation or Century ;

(d) there should occur any material change, change of a material fact, occurrence or event of the nature referred to in subparagraph 4(a) or any development that could result in a material change or a change of a material fact with respect to the Corporation or Century which, in the opinion of the Agent, acting reasonably, would be expected to have a material adverse effect on the business, operations or affairs of the Corporation or Century or the market price or value or the marketability of any of the Securities;

(e) the Corporation or Century shall be in breach of, default under or non-compliance with any material representation, warranty, term or condition of this Agreement or the Subscription Agreements, as applicable;

(f) the state of the financial markets in any of the Selling Jurisdictions is such that in the opinion of the Agent, acting reasonably, the Subscription Receipts cannot be marketed profitably; or

(g) the Agent shall become aware acting reasonably, as a result of its due diligence review or otherwise, of any Material Adverse Change with respect to the Corporation or Century which (in the sole opinion of the Agent) had not been disclosed to the public or to the Agent in writing prior to the date hereof and at or prior to the Closing Time.

14. The Agent may exercise any or all of the rights provided for in Section 8, Section 12 or Section 13 notwithstanding any material change, change in any material fact, event or state of facts and notwithstanding any act or thing taken or done by the Agent or any inaction by the Agent, whether before or after the occurrence of any material change, change in any material fact, event or state of facts including, without limitation, any act of the Agent related to the offering or continued offering of the Subscription Receipts for sale. The Agent shall only be considered to have waived or be estopped from exercising or relying upon any of its rights under or pursuant to Section 8, Section 12 or Section 13 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

15. Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation and Century, provided that no termination shall discharge or otherwise affect any obligation of the Corporation or Century under Section 11, Section 16, Section 17, Section 18, Section 19, Section 24, Section 25 and Section 26. The rights of the Agent to terminate obligations hereunder are in addition to, and without prejudice to, any other remedies it may have.

16. All representations, warranties, terms and conditions herein or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Agent for the Subscription Receipts and shall continue in full force and effect for the benefit of the Agent and the Subscribers for a period of two years from the Closing Date regardless of any investigation by or on behalf of the Agent with respect thereto.

17. Each of the Corporation and Century shall severally indemnify and save each of the Indemnified Persons, harmless against and from all actual or threatened, claims, demands, actions, suits, investigations and proceedings and all losses (other than losses of profit), liabilities, costs, damages and expenses to which any of the Indemnified Persons may be subject or which any of the Indemnified Persons may suffer or incur (including, without limitation, all statutory duties and obligations, all amounts paid to settle any action or to satisfy any judgment or award) in any way caused by, or arising directly or indirectly from or in consequence of:

(a) the Agent having acted as agent in respect of the Offering;

(b) any information or statement in respect of and supplied by it contained in any part of the Documents or any other part of the Public Record (other than any information or statement relating solely to the Agent and furnished to the Corporation or Century by the Agent expressly for inclusion in any part of the Documents or any other part of the Public Record) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(c) any misrepresentation or alleged misrepresentation in respect of and supplied by it (except a misrepresentation which is based upon information relating solely to the Agent and furnished to the Corporation or Century by the Agent expressly for inclusion in any part of the Documents or any other part of the Public Record) in any part of the Documents or any other part of the Public Record;

(d) in the case of the Corporation and Century, as applicable, any prohibition or restriction of trading in the securities of the Corporation or Century, as applicable, or any prohibition or restriction affecting the distribution of the Subscription Receipts, or the underlying securities (not based upon the activities or the alleged activities of the Agent or their banking or Selling Dealer Group, if any) imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 17(b);

(e) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of any of the Agent or its banking or Selling Dealer Group members, if any) arising as a result of action or inaction by it and relating to or materially affecting the trading or distribution of the Subscription Receipts or the underlying securities; or

(f) any material breach of, default under or non-compliance by it with any representation, warranty, term or condition of this Agreement or any requirement of Applicable Securities Laws in connection with the Offering, in each instance as it applies to it;

provided that in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or regulatory authority in a final ruling from which no appeal can be made shall determine that such proceedings or liabilities resulted from the gross negligence, fraud or wilful misconduct of the Indemnified Persons, this indemnity shall not apply.

Each of the Corporation and Century hereby waive their right to recover contribution from the Agent with respect to any liability of it by reason of or arising out of any misrepresentation in the Documents or the Public Record, in each instance as applicable to it provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of:  1) any misrepresentation which is based upon information relating solely to the Agent contained in such document and furnished to it by the Agent expressly for inclusion in such document; or (2) any failure by the Agent to provide to prospective purchasers of Subscription Receipts any document which it is required to provide to such prospective purchasers and which it has provided to the Agent to forward to such prospective purchasers.

Each of the Corporation and Century agree that in case any legal proceedings or investigation shall be brought against or initiated against it by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of any of the Agent shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to it by the Agent, it shall pay the Agent the reasonable costs (including an amount to reimburse the Agent for the time spent by its personnel in connection therewith on a per diem basis and out of pocket expenses) in connection therewith unless such proceedings or investigations shall be brought or initiated solely as a result of any negligence, fraud or wilful misconduct of the Agent, or its affiliates, the Indemnified Person or any member of the Selling Dealer Group.

The Corporation and Century hereby consent to personal jurisdiction and service and venue in any court in which any claim which is subject to indemnification hereunder is brought against the Agent or any Indemnified Person and to the assignment of the benefit of this Section 17 to any Indemnified Person for the purpose of enforcement provided that nothing herein will limit the Corporation's or Century’s, as the case may be, right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

18. If any claim contemplated by Section 17 shall be asserted against any of the Indemnified Persons in respect of which indemnification is or might reasonably be considered to be provided for in such section, such Indemnified Person shall notify the Corporation and Century, as the case may be, as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the Corporation’s or Century’s, as the case may be, liability under Section 17 except to the extent that the failure materially prejudices the Corporation or Century, as the case may be) and the Corporation or Century, as the case may be, shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation or Century, as the case may be, and acceptable to the Indemnified Person acting reasonably and that no admission of liability or settlement may be made by the Corporation, or Century, as the case may be, or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Section 17, provided that the fees and expenses of such Indemnified Person’s counsel shall be paid by the Indemnified Person unless:

(a) the Indemnified Person has been advised in writing by counsel that: (i) there may be a material legal defence available to the Indemnified Person which is different from or additional to a defence available to the Corporation or Century, as the case may be; or (ii) representation of both the Indemnified Person and the Corporation or Century, as the case may be, would be inappropriate due to actual or potential differing interests between them (in either such case, the Corporation, or Century, as the case may be, shall not have the right to assume the defence of such proceedings on the Indemnified Person’s behalf);

(b) the Corporation or Century, as the case may be, shall not have taken the defence of such proceedings and employed counsel within ten Business Days after notice of commencement of such proceedings; or

(c) the employment of such counsel has been authorized by the Corporation or Century, as the case may be, in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and client basis) shall be paid by the Corporation or Century, as the case may be, provided that the Corporation, or Century, as the case may be, shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

It is the intention of each of the Corporation and Century to constitute the Agent as trustee for the Indemnified Persons for the purposes of Section 17, Section 18 and Section 19 and the Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

19. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by a court to be unavailable from the Corporation or Century, as the case may be, on grounds of policy or otherwise, the Corporation or Century, as the case may be, and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Subscription Receipts), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Corporation or Century, as the case may be, on the one hand and by the Agent on the other hand from the offering of the Subscription Receipts; or

(b) if the allocation provided by subparagraph 19(a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 19(a) but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statement, omission, misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation or Century, as the case may be, on the one hand, and the Agent, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the consideration received by the Agent.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any action, suit, proceeding or claim.

Each of the Corporation and Century agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding sections. The rights to contribution provided in this Section 19 shall be in addition to, and without prejudice to, any other right to contribution which the Agent may have.

Any liability of the Agent under this Section 19 shall be limited to the amount payable to the Agent pursuant to Section 10 hereof.

20. Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

FV Pharma Inc.

15-75 Bayly Street West, Suite 356 Ajax, Ontario L1S 7L7

Attention:	Thomas Fairfull
E-mail:	thomas@fvpharma.com

with a copy to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario M5X 1A4

Attention:           Aaron Sonshine
Email:                 SonshineA@bennettjones.com

in the case of notice to be given to Century, be addressed to:

Century Financial Capital Group Inc.

82 Richmond Street East

Toronto, Ontario M5C 1P1

Attention:           Yaron Conforti
E-mail:               yaron@conforti.ca

with a copy to:

McMillan LLP

Royal Centre, 1055 W. Georgia Street, Suite 1500

PO Box 11117

Vancouver, BC V6E 4N7

Attention:           Mark Neighbor
E-mail:                Mark.Neighbor@mcmillan.ca

and, in the case of notice to be given to the Agent, be addressed to:

First Republic Capital Corporation

55 University Avenue, Suite 1003

Toronto, Ontario, M5J 2H7

Attention           Richard Goldstein, President
Email:               Richard@firstrepubliccapital.com

with a copy to:

Garfinkle Biderman LLP

1 Adelaide Street East, Suite 801

Toronto, ON M5C 2V9

Attention:           Barry M. Polisuk
E-mail:               bpolisuk@garfinkle.com

or to such other address as the party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by electronic transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:30 p.m. (local time) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by e-mail transmission shall, if sent on a Business Day before 4:30 p.m. (local time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

21. The Corporation: (i) acknowledges and agrees that the Agent has certain statutory obligations as a registrant under the Applicable Securities Laws and has fiduciary relationships with its clients; and (ii) consents to the Agent acting hereunder while continuing to act for its clients. To the extent that the Agent’s statutory obligations as a registrant under Applicable Securities Laws or fiduciary relationships with its clients conflicts with its obligations hereunder, the Agent shall be entitled to fulfill its statutory obligations as a registrant under Applicable Securities Laws and its duties to its clients. Nothing in this Agreement shall be interpreted to prevent the Agent from fulfilling their statutory obligations as a registrant under Applicable Securities Laws or to act as a fiduciaries of its clients.

22. It is the intention of each of the Corporation and Century to constitute the Agent as trustee for each of the Subscribers in respect of the benefit of its applicable representations, warranties and covenants set forth in this Agreement.

23. First Right of Refusal. Subject to the Offering being completed in whole or in part, the Agent shall have a first right of refusal to act as lead agent, lead advisor, lead finder or lead book runner, on any future financing undertaken by the Corporation, whether or not such financing is undertaken through a broker, underwriter, agent or otherwise, including any non-brokered financing. The rights shall be in effect during the twenty-four (24) month period immediately following the Closing Date of the Offering. The right shall apply irrespective of the nature of the financing transaction which the Corporation plans to undertake including, without limitation, a private placement, secured, unsecured, mezzanine or subordinated debt financing or otherwise, save and except that it shall not apply a prospectus offering. The Agent shall have a period of five

(5) days from the date of receipt of written notice from the Corporation, as the case may be, of any such proposed financing, in which notice the Corporation shall set forth in detail the terms of such proposed offering, to provide written notice to the Corporation that the Agent intends to exercise its right to undertake such financing on the terms presented. If the Agent either fails to give notice or waives its right in connection therewith within five (5) days of the receipt of said notice, the Corporation may then make other arrangements to engage another source to obtain financing on terms no less favourable to the Corporation for a period of sixty (60) days thereafter. The Agent’s waiver of its rights in respect of any one or more transactions will not constitute a waiver of its rights in respect of any other transaction. If another source is not engaged in connection with a transaction where the Agent waives or is deemed to have waived its rights within sixty (60) days following the date on which the five (5) day period set forth above expires, the transaction shall be deemed to be a new transaction requiring the Corporation to give written notice to the Agent as set forth above.

24. [Intentionally Deleted]

25. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

26. This Agreement and each of the documents contemplated by or delivered under or in connection with this Agreement are governed by and are to be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and treated in all respects as an Ontario contract. The parties hereby irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of any matter referred to in this Agreement is hereby waived by the parties hereto.

27. Except as otherwise stated herein, it is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between any of the Agent and the Corporation or Century with respect to the issuance of securities by the Corporation, save and except for the FV Engagement Agreement and the Century Engagement Agreement, which remain in full force and effect.

28. Time shall be of the essence of this Agreement.

29. In this Agreement, words importing the singular include the plural and words importing gender include all genders.

30. Where the phrase “to the knowledge of” is used in respect of Century or the Corporation, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon the actual knowledge of management of Century or Century after appropriate inquiries and investigations.

31. This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

32. Delivery of an executed counterpart of this Agreement by electronic means, including by facsimile transmission or by electronic delivery in portable document format (“.pdf”), shall be equally effective as delivery of a manually executed counterpart hereof.

33. M&A Transaction. In the event that during the twenty-four (24) month period immediately following the Closing Date of the Offering, the Corporation or Century executes an agreement with respect to a merger, acquisition, sale or divestiture transaction involving the Corporation, Century or their assets, as a result of an introduction made by the Agent, the Corporation agrees to pay the Agent a fee of 5% of the value of such transaction.

34. Non-Circumvention. The Corporation and Century acknowledge and agree for a period of 24 months following the date of the termination of this Agreement, regardless of the manner of or reason for such termination, that they will not, without the prior written consent of the Agent, directly or indirectly negotiate with, contract with, solicit or enter into any business arrangements with any parties that have been introduced to it by the Agent (any of the foregoing activities, a “Circumventing Transaction”) to the extent that such negotiation, contract, solicitation or business arrangement would circumvent or compromise the Agent’s rights and interests contemplated herein. If the Corporation or Century breach this clause and engages in a Circumventing Transaction during the aforementioned 12 month period, it shall pay to the Agent the cash fees, commission, securities and other compensation, subject to a maximum payment that would have otherwise been paid pursuant to this Agreement, that would otherwise have been payable to the Agent had the Circumventing Transaction occurred during the term of this agreement

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to the Agent’s counsel.

FIRST REPUBLIC CAPITAL CORPORATION Per: "Richard Goldstein" Authorized Signing Officer

Accepted and agreed to effective as of the date of this Agreement.

FV PHARMA INC. Per: "Thomas Fairfull" Authorized Signing Officer CENTURY FINANCIAL CAPITAL GROUP INC. Per: "Yaron Conforti" Authorized Signing Officer